Exhibit 99.4

We want to make it easy for as many James Hardie shareholders as possible to ask questions of the Company’s Directors. Please use the other side of this form to send us any questions you would like answered at the Annual General Meeting to be held on Tuesday, 8 August 2017, in Dublin, Ireland.

We believe this process will make it easier for more shareholders to have questions answered, whether or not they can attend the meeting. You will also be able to ask questions from the floor at the meeting or through the teleconference facility.

We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually.

Please use this form even if you will be attending the meeting.

To return this form to us, please:

Fax this form by Friday, 4 August 2017 to:

(02) 9251 9805 or +61 2 9251 9805

OR

Mail this form by Wednesday, 2 August 2017:

using the Business Reply Envelope enclosed

OR

Email this form by Friday, 4 August 2017 to:

investor.relations@jameshardie.com.au

PLEASE PROVIDE YOUR DETAILS BELOW:

Holder’s name:

Address:

Security Holder Reference Number or Holder Identification Number:

SECURITY HOLDER REFERENCE NUMBER OR
HOLDER IDENTIFICATION NUMBER:

QUESTION(S):

security holder reference number or holder identification number: